THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE MERITS OR ACCURACY OF THE DISCLOSURES IN THIS FILING

United States Securities and Exchange Commission
Washington, DC

FORM ATS-N

Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)

File No:

Interactive Brokers is making this filing pursuant to the Rule 304 under the Securities Exchange Act of 1934

- Does the NMS Stock ATS currently operate pursuant to a Form ATS?

☐ Yes ☒ No

Type of Filing (select one)

☐ Initial Form ATS-N	Rule 304(a)(1)(i)
☐ Material Amendment	Rule 304(a)(2)(i)(A)
☒ Updating Amendment	Rule 304(a)(2)(i)(B)
☐ Correcting Amendment	Rule 304(a)(2)(i)(C)
☐ Order Display and Fair Access Amendment	Rule 304(a)(2)(i)(D)

- Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

  Part II Item 2 is being amended to identify additional IBKR affiliates who are permitted to enter or direct the entry of orders into the ATS. There are no other changes in this amendment. The changes herein apply to IBKR as ATS operator and all subscribers.

- Provide the EDGAR accession number for the Form ATS-N filing to be amended: 0000902664-23-005244

☐ Notice of Cessation	Rule 304(a)(3)

- Date the NMS Stock ATS will cease to operate: mm/dd/yyyy

☐ Withdrawal of Form ATS-N filing

- Provide the EDGAR accession number for the Form ATS-N filing to be withdrawn:

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2:   Affiliates Trading Activities on the ATS

a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*

☒ *Yes*   ☐ *No*

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The following Affiliates may submit orders to the ATS:

i.   IBKR Financial Services AG (f/k/a Timber Hill Europe AG) (broker-dealer registered in Switzerland, no MPID, may submit orders as principal);

ii. IBKR Securities Services LLC (U.S. registered broker-dealer, MPID=TMBR, may submit orders as principal);

iii. Interactive Brokers Canada Inc. (broker-dealer registered in Canada, no MPID, may submit orders as principal or agent);

iv. Interactive Brokers (UK) Ltd. (broker-dealer registered in the United Kingdom, no MPID, may submit orders as agent);

v.   Interactive Brokers Hong Kong Ltd. (broker-dealer and futures firm registered in Hong Kong, no MPID, may submit orders as principal or agent);

vi. Interactive Brokers Australia Pty Ltd. (broker-dealer registered in Australia, no MPID, may submit orders as principal or agent);

vii. Covestor Ltd (d/b/a Interactive Brokers Asset Management) (SEC Registered Investment Adviser, no MPID, may submit orders as principal or agent);

viii. IB Exchange Corp. (unregistered holding company, no MPID, may submit orders as principal);

ix. IBG LLC (unregistered holding company, no MPID, may submit orders as principal);

x.   Interactive Brokers Corp. ("**IB Corp.**")(U.S. registered broker-dealer, MPID=IBCO, may submit orders as principal);

xi. Interactive Brokers Securities Japan, Inc. (broker-dealer registered in Japan, no MPID, may submit orders as principal or agent);

xii. Interactive Brokers Ireland Limited (broker-dealer registered in Ireland, no MPID, may submit orders as principal or agent);

xiii. Interactive Brokers Singapore Pte. Ltd. (broker-dealer registered in Singapore, no MPID, may submit orders as principal or agent); and

xiv. Interactive Brokers Central Europe Zrt. (broker-dealer registered in Hungary, no MPID, may submit orders as principal or agent).

No other Affiliates of IBKR are subscribers to the ATS.

b. *If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?*

☐ *Yes*   ☒ *No*

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

IBKR Affiliates may act as Brokerage Customers or as Liquidity Providers (and may, for clarity, act as Dual Role Subscribers). Orders submitted to the ATS by Brokerage Customers (including by an IBKR Affiliate in its capacity as a Brokerage Customer) may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer. Orders submitted to the ATS by Liquidity Providers (including by an IBKR Affiliate in its capacity as a Liquidity Provider, such affiliated Liquidity Providers, the "**Affiliated Liquidity Providers**") may not interact with orders submitted to the ATS by other Liquidity Providers (including, for clarity, other orders submitted by such Liquidity Provider). Please see Part III Items 5 and 7 for additional discussion of the means of order entry and available order instructions.

Orders submitted by IBKR's affiliate, Covestor Ltd, are configured to only interact with orders of Liquidity Providers (as that term is defined in Part III Item 12 hereunder) that are not Affiliated Liquidity Providers (such unaffiliated Liquidity Providers, the "**Unaffiliated Liquidity Providers**"). Such counter-party permissioning functionality is not available to other subscribers. Please see Part III Item 14 for additional information regarding the ATS' counter-party permissioning functionality.

c. *Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☒ *Yes*   ☐ *No*

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

The Firm's Affiliate, IB Corp., is permissioned to act as a Liquidity Provider in the ATS.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If yes, respond to the request in Part III, Item 16 of this form.